# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verano Holdings Corp., CIK 0001848416
CUSIP: 92338D101
Title of class of securities: Class A subordinate voting shares
Address of issuer's principal executive offices: 224 West Hill Street,, Suite 400, Chicago, Illinois (IL), 60610
Date of event which requires filing of this statement: 12/13/2024
Amends the filing with accession number 0001493152-22-018690
Filed by CIK 0001935777
Persons authorized to receive notices and communications: George Archos, 224 West Hill Street,, Suite 400, Chicago, Illinois (IL), 60610, 312-265-0730

## Reporting persons
- Archos George Peter (CIK 0001935777): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 26,484,586; shared voting power 0; sole dispositive power 26,484,586; shared dispositive power 0; aggregate amount beneficially owned 26,484,586 (7.4% of the class)
  Comment: (1) Aggregate amount owned by Mr. Archos includes (a) 8,843 Class A Subordinate Voting Shares of the Issuer (Subordinate Voting Shares) underlying stock options granted to Mr. Archos under the Verano Holdings Corp. Stock and Incentive Plan (the Plan), which are currently exercisable. Each stock option is exercisable for Class B Proportionate Voting Shares of the Issuer (Proportionate Voting Shares) and (b) 100,280 vested restricted stock units (RSUs) owned directly by Mr. Archos have not settled as of December 17, 2024. Any awards granted under the Plan may be settled in Subordinate Voting Shares based on a ratio of 100 Subordinate Voting Shares for each Proportionate Voting Share, which is the intention of the board of directors of the Issuer, and as such, the information with respect to such stock options and the Plan is denominated solely in Subordinate Voting Shares applying such exchange ratio. Assuming the conversion to Subordinate Voting Shares, the exercise price of the stock options is $24.10 ($34.30 Canadian dollars) as of December 13, 2024. (2) The percentage is calculated based on an aggregate of 358,856,412 Subordinate Voting Shares outstanding (consisting of (i) 358,747,290 Subordinate Voting Shares outstanding as of December 13, 2024, plus (ii) (x) 8,843 Subordinate Voting Shares underlying exercisable stock options granted to Mr. Archos under the Plan and (y) 100,280 vested RSUs owned directly by Mr. Archos that have not settled as of December 17, 2024).
- Archos Capital Group, LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Copperstone Trust: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,817,688; shared voting power 0; sole dispositive power 1,817,688; shared dispositive power 0; aggregate amount beneficially owned 1,817,688 (0.5% of the class)
  Comment: (1) The percentage is calculated based on an aggregate of 358,856,412 Subordinate Voting Shares outstanding as of December 13, 2024.
- GP Management Group, LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 10,154,606; shared voting power 0; sole dispositive power 10,154,606; shared dispositive power 0; aggregate amount beneficially owned 10,154,606 (2.8% of the class)
  Comment: (1) The percentage is calculated based on an aggregate of 358,856,412 Subordinate Voting Shares outstanding as of December 13, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A subordinate voting shares
Name of issuer: Verano Holdings Corp.
Address of issuer's principal executive offices: 224 West Hill Street,, Suite 400, Chicago, Illinois (IL), 60610
Comment: This Amendment No. 4 on Schedule 13D (this "Schedule 13D/A") amends the original Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 6, 2022 by George Archos, Archos Capital Group, LLC, an Illinois limited liability company ("Archos Capital"), Copperstone Trust, an Illinois trust ("Copperstone"), GP Management Group, LLC, an Illinois limited liability company ("GP Management"), 3PLGK, LLC, an Illinois trust ("3PLGK"), and The George P. Archos Irrevocable Trust, an Illinois trust (the "Trust"), as previously amended and restated by (i) Amendment No. 1 to Schedule 13D filed with the SEC on May 1, 2023 by Mr. Archos, Archos Capital, Copperstone, GP Management, 3PLGK and the Trust, and (ii) Amendment No. 2 to Schedule 13D filed with the SEC on September 18, 2023 by Mr. Archos, Archos Capital, Copperstone and GP Management and (iii) Amendment No. 3 to Schedule 13D filed with the SEC on December 29, 2023 by Mr. Archos, Archos Capital, Copperstone and GP Management (collectively, the "Prior Schedule"). Unless otherwise defined herein, capitalized terms used in this Schedule 13D/A have the meanings ascribed to them in the Prior Schedule. Unless amended or supplemented below, the information in the Prior Schedule remains unchanged. This Schedule 13D/A is being filed to disclose a disposition of shares by certain Reporting Persons.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Prior Schedule is hereby amended by incorporating the information in Item 4 of this Schedule 13D/A by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Prior Schedule is hereby amended by adding the following: For charitable and estate planning purposes of Mr. Archos, on December 13, 2024, Archos Capital, which is controlled by Mr. Archos, transferred beneficial ownership of 4,420,790 Subordinate Voting Shares to an irrevocable nongrantor charitable lead unitrust (the "CLUT") which pays out an unitrust payment to a designated charitable recipient. None of the Reporting Persons received consideration for this transfer. The CLUT is not controlled by any of the Reporting Persons, and the Reporting Persons do not otherwise have voting or dispositive power over the shares that have been transferred to the CLUT. Such shares are no longer beneficially owned by any of the Reporting Persons. As a result of this transaction, Archos Capital no longer has beneficial ownership over any Subordinate Voting Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 13, 2024, (i) Mr. Archos may be deemed to beneficially own 26,484,586 Subordinate Voting Shares, which represents approximately 7.4% of the outstanding Subordinate Voting Shares (including Subordinate Voting Shares underlying equity awards of Mr. Archos that are exercisable or that will settle within 60 days of December 13, 2024), (ii) Archos Capital does not own any Subordinate Voting Shares following the disposition reported herein, (iii) Copperstone may be deemed to beneficially own 1,817,688 Subordinate Voting Shares, which represents approximately 0.5% of the outstanding Subordinate Voting Shares and (iv) GP Management may be deemed to beneficially own 10,154,606 Subordinate Voting Shares, which represents approximately 2.8% of the outstanding Subordinate Voting Shares. Such percentages are calculated based on (a) with respect to Mr. Archos, an aggregate of 358,856,412 Subordinate Voting Shares outstanding (consisting of 358,747,290 Subordinate Voting Share outstanding as of December 13, 2024, plus (x) 8,843 Subordinate Voting Shares underlying exercisable stock options granted to Mr. Archos under the Plan and (y) 100,280 Subordinate Voting Shares underlying vested RSUs owned directly by Mr. Archos that have not settled as of December 17, 2024 and (b) with respect to the other Reporting Persons, an aggregate of 358,747,290 Subordinate Voting Shares outstanding as of December 13, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The following sets forth the Reporting Persons' sole and shared voting and dispositive power of Subordinate Voting Shares as of December 17, 2024: George Archos has sole voting and dispositive power over 26,484,586 Subordinate Voting Shares. Mr. Archos controls the other Reporting Persons, and as such, the Subordinate Voting Shares owned by Reporting Persons other than Mr. Archos are included in Mr. Archos' 26,484,586 Subordinate Voting Shares. Archos Capital does not have voting or dispositive power over any Subordinate Voting Shares. Copperstone has sole voting and dispositive power over 1,817,688 Subordinate Voting Shares. GP Management has sole voting and dispositive power over 10,154,606 Subordinate Voting Shares. No Reporting Person has additional shared voting or dispositive power over any Subordinate Voting Shares.
Transactions in the class effected during the past sixty days: Annex A attached hereto lists all transactions in Subordinate Voting Shares during the past 60 days by the Reporting Persons. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Subordinate Voting Shares in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement (incorporated by reference from to Exhibit 99.1 to Amendment No. 2 to this Schedule 13D filed on September 18, 2023).
Annex A regarding Transactions Effected by the Reporting Persons.

## Signatures
- Archos George Peter: /s/ George Archos, Archos George Peter (12/17/2024)
- Archos Capital Group, LLC: /s/ George Archos, George Archos/Member (12/17/2024)
- Copperstone Trust: /s/ George Archos, George Archos/Trustee (12/17/2024)
- GP Management Group, LLC: /s/ George Archos, George Archos/Manager (12/17/2024)